NOVAWEST SUPPL

NovaWest Resources Inc.

08000410

News Release

For Immediate Release

NOVAWEST'S PRO MINERALS' FINAL PROSPECTUS APPROVED

PROCESSED JAN 3 0 2008 THOMSON FINANCIAL

Vancouver, BC - Monday, January 14th 2008, 11:30a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to announce that further to the filing of Pro Minerals Inc.'s Prospectus, announced on November 27, 2007, the Company has received final approval of the Pro Minerals Prospectus and IPO. The Initial Public Offering ("IPO") is cleared in British Columbia, Alberta and Ontario. It should be noted that neither the Pro Minerals "spin-off" shares nor warrants that will be given to the existing Novawest shareholders as of the date of record; nor the IPO shares and warrants of Pro Minerals will be subject to a hold period, as had been indicated previously on November 27, 2007. The shares will all be cleared for immediate trading by the Prospectus.

Pro Minerals Inc. is undertaking a listing on the TSX-V Exchange subject to the successful placement of up to 4,400,000 Units at $0.25 Cdn per unit for gross proceeds of $1,100,000. Additionally, there is an Over-Allotment provision ("Greenshoe") to purchase an additional number of units equal to 15% of the number of Units sold pursuant to the IPO offering. Complete details of the offering are available upon request.

On the effective date of the previously announced Plan of Arrangement, which date will be contemporaneous with the closing date of the IPO of Pro Minerals, Novawest will distribute to its shareholders one common share of Pro Minerals for every five Novawest shares held, and one common share purchase warrant of Pro Minerals for every five Novawest warrants held by Novawest warrant holders.

Novawest invites the public to visit its "**NEW**" website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – President

END

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

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